

March 24, 2014

<u>Via E-mail</u>
Nicole Rusaw
Chief Financial Officer
Transition Therapeutics Inc.
101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7

      Re: **Transition Therapeutics Inc.**
              Form 20-F for the Fiscal Year Ended June 30, 2013
              Filed September 11, 2013
              File No. 001-33514

Dear Ms. Rusaw:

We completed our review of your filing on March 24, 2014. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any *action* with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director